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                           AGREEMENT AND DEMAND NOTE


The agreement between FRF Holding Corp. and World Cyberlinks Corporation, dated the 21st day of December, 1999

That FRF Holding Corp. is willing to lend on a continuing basis and from time to time as requested by World Cyberlinks Corporation; and

World Cyberlinks Corporation requiring funds to conduct its business; it is now hereby

AGREED, that, FRF Holding Corp. will lend on a continuing basis such funds as may be required by World Cyberlinks Corporation for the operation of its business; and

World Cyberlinks Corporation agrees to repay such loans from FRF Holding Corp. pursuant to the terms and conditions of the demand note included herein.


                                  DEMAND NOTE

     On the date first written above, World Cyberlinks Corporation agrees to pay FRF Holding Corp., on demand, one (1) year after the first loan payment is paid to World Cyberlinks Corporation by FRF Holding Corp., all or part of the sum borrowed by World Cyberlinks Corporation as shall be determined by FRF Holding Corp. Interest on the amount outstanding shall be compounded at a rate of 12% per annum on the outstanding balance at the time of demand. World Cyberlinks Corporation will secure its obligation to FRF Holding Corp. by executing a UCC-1 Financing Statement utilizing its five (5) U.S. patents as collateral for its obligation (annexed as exhibit "A").

     This agreement and demand shall be continuing and shall not require the execution of additional agreements and is intended to allow the parties to lend and borrow pursuant to the terms and conditions described herein until either party gives the other thirty (30) days written notice of its intent to terminate this agreement.


/s/ David B. Grossman
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David B. Grossman, President & CEO
World Cyberlinks Corporation


/s/ Frank Schwamborn
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FRF Holding Corp.